SEC File No. 82-34751



"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

09/15/06 04:46 AM

To "eleanor.besserman@elen........... <eleanor.besserman@elementis.com>

cc

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:0050J
Elementis PLC
15 September 2006





06017075



SEC MAIL PROCESSING
RECEIVED
SEP 2 2 2006
SECTION

Elementis PLC
15 September 2006

Elementis plc ("the Company")

The Company announces that it was notified on 14 September 2006 under Section 198 of the Companies Act 1985 that as at 12 September 2006 UBS AG was interested in 19,760,059 Ordinary Shares of 5p each in the Company. These holdings represent 4.48% of the issued Ordinary Share capital of the Company as at 14 September 2006.

Kathryn Silverwood
Assistant Company Secretary
15 September 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

09/13/06 11:49 AM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:9209I
Elementis PLC
13 September 2006


SEC MAIL PROCESSING
RECEIVED
SEP 2 2 2006
WASHINGTON, DC 100 SECTION

Elementis PLC
13 September 2006

Elementis plc ("the Company")

The Company announces that it was notified on 13 September 2006 under Section 198 of the Companies Act 1985 that as at 13 September 2006 Schroder Investment Management Limited was interested in 54,226,347 Ordinary Shares of 5p each in the Company. These holdings represent 12.95% of the issued Ordinary Share capital of the Company as at 13 September 2006.

Kathryn Silverwood
Assistant Company Secretary
13 September 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFSRAFIVLIR